Exhibit 99.(8)(c)2

April 1, 2016

National Life Insurance Company

One National Life Drive

Montpelier, Vermont, 05604

Ladies and Gentlemen:

We the undersigned AllianceBernstein Investments, Inc. (“ABI”), herewith confirm our agreement with you as follows:

1.                                      Subject to our direction and control, we hereby employ you to provide certain administrative services respecting the operations of AllianceBernstein Variable Products Series Fund, Inc. (the “Fund”) as described on Schedule A attached hereto.

It is understood that you will from time to time employ, or associate with yourselves, such persons as you believe to be particularly fitted to assist you in the execution of your duties hereunder, the compensation of such persons, and all other expenses in connection with the performance of your duties hereunder, to be paid by you.  No obligation may be incurred on our behalf or on behalf of the Fund in any such respect.

During the continuance of this agreement you will furnish us without charge such administrative assistance and such office facilities as you may believe appropriate or as we may reasonably request, subject to the requirements of any regulatory authority to which you may be subject.  Subject to our prior consent, you may, at your expense, retain other persons or firms, which may include affiliates, to assist you in carrying out your administrative and clerical obligations hereunder.

2.                                      You will bear all expenses in connection with the performance of your services under this agreement.

3.                                      In consideration of the foregoing, we will pay you a fee on a quarterly basis, in arrears, as described in Schedule B attached hereto and made a part hereof.  Upon any termination of this agreement before the end of any quarter during which you acted under this agreement, such fees will be prorated according to the proportion which the period bears to the full quarter and will be payable upon the date of termination of this agreement.

4.                                      This agreement shall become effective as of the date written above and shall remain in effect unless specifically terminated as provided below.

5.                                      This agreement may be terminated at any time, without the payment of any penalty, by mutual agreement of the parties in writing.  This agreement will terminate automatically upon the termination of the Participation Agreement, dated as of September 2, 2008, among National Life Insurance Company, Equity Services, Inc., AllianceBernstein L.P., a Delaware limited partnership, and ABI.

6.                                      This agreement may not be transferred, assigned, sold in any manner, hypothecated or pledged by you and this agreement shall terminate automatically in the event of any such transfer, assignment, sale, hypothecation or pledge by you.

7.                                      You agree that all records which you maintain for us are our property and you will surrender them to us promptly upon our request.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Stephen J. Laffey
Name: Stephen J. Laffey
Title: Assistant Vice President

Accepted:

NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Scott Edblom
Name: Scott Edblom
Title: Vice President, Product Strategy and Innovation

SCHEDULE A

ADMINISTRATIVE SERVICES FOR
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

National Life Insurance Company (the “Insurer”) shall provide certain administrative services respecting the operations of AllianceBernstein Variable Products Series Fund, Inc. (the “Fund”), as set forth below.  This Schedule may be amended from time to time as mutually agreed upon by the Insurer and ABI.

Maintenance of books and records

•                                          Maintain an inventory of shares purchased to assist the Fund’s transfer agent in recording issuance of shares.

•                                          Perform miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase and redemption orders).

•                                          Reconcile and balance the Insurer’s separate account at the Fund level in the general ledger and reconciliation of cash accounts at general account.

Purchase orders

•                                          Determine net amount of cash flow into the Fund.

•                                          Reconcile and notify Fund of net purchase orders (wire) and confirmation thereof.

Redemption orders

•                                          Determine net amount required for redemptions by Fund.

•                                          Reconcile and notify Fund of cash required for net redemption orders and confirmation thereof.

Reports

•                                          Report information periodically to the Fund.

Fund-related contract owner services

•                                          Provide telephonic support for contract owners with respect to inquiries about the Fund (not including information about performance or related to sales).

•                                          Assist with Fund proxy solicitations, specifically with respect to soliciting voting instructions from contract owners.  However, the Fund or ABI or one of their affiliates shall be responsible for any out-of-pocket expenses related to such assistance and solicitation.

Other administration support

•                                          Sub-accounting services.

•                                          Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund from time to time.

•                                          Relieving the Fund of other usual or incidental administration services provided to individual shareholders as agreed by Insurer.

SCHEDULE B

AllianceBernstein Investments, Inc. will pay National Life Insurance Company (“Insurer”) a quarterly Servicing Fee as follows:

I.                                        For Contracts funded by Class A shares:

at an annual rate of Redacted% of the average daily net assets of each Portfolio attributable to Contracts funded by Class A shares of the Fund’s International Growth Portfolio, International Value Portfolio and Small/Mid Cap Value Portfolio issued by National Life Insurance Company

and

at an annual rate of Redacted% of the average daily net assets of each Portfolio attributable to Contracts funded by Class A shares of Value Portfolio issued by National Life Insurance Company.

II.                                   For Contracts funded by Class B shares:

at an annual rate of Redacted% of the average daily net assets of each Portfolio attributable to Contracts funded by Class B shares issued by Insurer. Insurer acknowledges that some part of the payment may be for distribution related services and may represent payments under the Class B distribution plans.